September 21, 2017

BY EDGAR AND BY HAND

John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                           VM Holding S.A.

Draft Registration Statement on Form F-1

Confidentially Submitted on August 14, 2017

CIK No. 0001713930

Dear Mr. Reynolds:

We set forth below the responses of VM Holding S.A. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 8, 2017 with respect to the draft registration statement on Form F-1 (CIK No. 0001713930) (the “Draft Registration Statement”) confidentially submitted to the Commission on August 14, 2017.

This letter is being submitted together with the registration statement on Form F-1 (the “Registration Statement”).  For the convenience of the Staff, we are also sending, by hand, five copies of each of this letter and the Registration Statement in paper format, marked to show changes from the Draft Registration Statement as originally confidentially submitted.  In addition to the revisions made to address the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures, including the addition of the Company’s financial statements for the three and six months ended June 30, 2017 and 2016.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response below each comment.  All page numbers refer to the page numbers in the Registration Statement.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

General

1.                                      The draft 43-101 technical reports for the Atacocha and El Porvenir properties do not appear consistent.  Please review and correct your filing, if necessary, and provide updated reports for these properties.

The final versions of the 43-101 technical reports for the Atacocha and El Porvenir properties, which are being separately furnished to the Staff, address the inconsistencies that were identified by the Staff in the corresponding drafts of these technical reports.

2.                                      We note the names of the authors of the technical reports included in the Appendix to the prospectus.  Please file the consents of these individuals as exhibits to the registration statement, if you continue to include these names in your disclosure.

The Company has revised the disclosure in the Appendix to the prospectus to omit the names of the individual authors of the technical reports.

Organization Chart, page 15

3.                                      We note that Votorantim Metals GmbH is listed as a 100% subsidiary in your organizational chart on page 15.  We also note your disclosure on page iii that the company is now named “Votorantim GmbH.”  Please revise.  Additionally, please include the entity in your principal subsidiary description on page 116 or advise.

The Company has revised the organizational chart on page 151 to refer to “Votorantim GmbH” and has included a description of Votorantim GmbH in its principal subsidiary description on page 157.

Use of Proceeds, page 58

4.                                      Please provide the amount of proceeds intended to be used for each purpose stated. See Item 4 of Form F-1 and Item 3.C.1 of Form 20-F.

The Company has revised the disclosure on page 60 to include more detailed information about the use of proceeds and has made conforming revisions throughout the Registration Statement.

Dividend Policy, page 59

5.                                      Please clarify how you intend to calculate the 2% market capitalization in order to pay annual dividends.

The Company has expanded the disclosure on page 61 to address the determination of the dividend yield.

6.                                      Please describe in greater detail the risks relating to your ability to pay dividends at the rate identified, including the specific restrictions in your debt and other agreements.

The Company has revised the disclosure on pages 61 and 62 to include the information requested by the Staff.

7.                                      Please describe the Luxembourg law requirements for the legal reserve in greater detail. For example, disclose the amount of distributions available to shareholders based on your reserve as at December 31, 2016 and explain how you calculated this amount.

The Company has revised the disclosure on page 61 to include additional information on the legal reserve.

8.                                      We note your risk factor on page 51 regarding potential Luxembourg withholding tax on distributions. Please clarify this risk in this section.

The Company has revised the disclosure on page 62 to add disclosure on the Luxembourg withholding tax on distributions.

Selected Financial Data

Non-IFRS Measures and Reconciliation

Cash Cost and Related Measure, page 67

9.                                      It appears that your cash cost non-IFRS measures are net of by-product revenues. Please revise the title of this measure in this section and other parts of the filing to clarify that this amount is net of by-product revenues.

The Company has revised the title of the Company’s cash cost and related measures throughout the Registration Statement to clarify that these measures are after by-product credits.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

Results of Operations, page 88

2016 compared to 2015, page 90

10.                               Please clarify the average market prices for the metals that you list in the chart on page 90. Please make corresponding changes to the chart on page 96.

The Company has revised the sentences introducing the charts on pages 112 and 119 to exclude references to average market prices.  Average market prices are disclosed on pages 20, 87 and 91.

Liquidity and Capital Resources, page 99

11                                  Please clarify whether you have historically had sufficient earnings to pay dividends or whether you used borrowings. If applicable, address the potential necessity of using borrowings to fund dividends.

The Company has revised the disclosure on page 131 to clarify that it has not used borrowings to fund dividend payments and would not expect to do so.

12                                  Please discuss your dividend policy to the extent that it is likely to have a material effect on your income from continuing operations, profitability or liquidity.

The Company has revised the disclosure on page 131 to address its dividend policy in more detail.

Glossary of Certain Technical Terms, page 249

13                                  Please expand the definitions of “greenfield projects” and “brownfield projects” in your Glossary of Certain Technical Terms on page 249. The current definitions do not adequately explain what qualifies as a “greenfield project” or a “brownfield project” or the significance of such designations.

The Company has revised the definitions on page 309 as requested by the Staff.

Audited Combined Consolidated Financial Statements

Combined Consolidated Statement of Changes in Equity, page F-7

14.                               Please tell us why you have not provided the changes in equity from January 1, 2014 to December 31, 2014. Refer to Item 8 of Form 20-F.

The Company has included on page F-48 the changes in equity from January 1, 2014 to December 31, 2014.

Notes to the Combined Consolidated Financial Statements

2. Summary of significant accounting policies

2.1 Basis of preparation, page F-13

15.                               We note that the consolidated financial statements are presented on a combined basis. Please expand your accounting policy to explain the basis of this presentation.

The Company has revised the disclosure on page F-55 to explain the basis for the presentation of the consolidated financial statements on a combined basis.

4 Critical Accounting Policies and Estimates

(f) Determination of Mineral Reserves, page F-33

16.                               We note that depletion of mineral reserves is calculated based on extraction, taking into consideration the estimated productive lives of the reserves. Please expand your accounting policy to include the methods and assumptions you used to determine the useful life of the mining properties used in calculating the depletion expense and the amount of depletion expense in the years presented.

The Company has revised Note 4(f) to the audited combined consolidated financial statements, on page F-76, to focus on how the estimation of mineral reserves can affect amortization, and to remove the reference to calculating depletion based on extraction.  The Company’s method of amortization is described in Note 2.12(b) to the audited combined consolidated financial statements.  References to depletion have been removed from the financial statements and throughout the Registration Statement.

5.6 Hedging of net investment, page F-45

17.                               You state that on July 1, 2016 the subsidiary VMZ designated as a hedging instrument its debt denominated in US Dollars at an aggregate amount equal to US$ 720,208 with respect to its investment in the subsidiary VASA. Please provide us with your accounting analysis of this transaction and cite the authoritative literature used to reach your conclusion.

Following a further review of this transaction and the authoritative literature, the Company has revised its financial statements to eliminate the designation of VMZ’s debt denominated in U.S. dollars as a hedge of its net investment in VASA.  The revision is summarized in Note 2.1.1 to the audited combined consolidated financial statements, on pages F-55 and F-56.

17 Intangible Assets, page F-56

18.                               Please tell us how you computed the 15% average annual amortization/depletion rate for rights to use natural resources considering the $74 million of amortization and depletion recognized in 2016.

The average annual amortization rate for rights to use natural resources is 5%, and the Company has corrected Note 17(a) to the audited combined consolidated financial statements on page F-100 accordingly.  This rate is computed on a straight-line basis over the estimated useful life of the rights.

****************************

We hope that the Company’s responses above adequately address the Staff’s comments.  If the Staff has any questions or requires any additional information, please do not hesitate to contact Nicolas Grabar or Francesca L. Odell at Cleary Gottlieb Steen & Hamilton LLP at 212 225 2000.

Very truly yours,

/s/ Mario Bertoncini
Mario Bertoncini
Senior Vice President Finance and Chief Financial Officer

cc:	Joanna Lam
Raj Rajan
George Schuler
Michael Killoy
Brigitte Lippmann
U.S. Securities and Exchange Commission

Tito Botelho Martins Junior
Renata Penna Moreira Gunzburger
VM Holding S.A.

Nicolas Grabar
Francesca L. Odell
Cleary Gottlieb Steen & Hamilton LLP

Ivan T. Grbešić
Stikeman Elliott LLP